UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2007

Masisa S.A.
(Exact name of registrant as specified in its charter)

Masisa S.A.
(Translation of Registrant's name into English)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ☐ No☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

Item 1.A. Important Event issued by Masisa S.A. on June 1, 2007:

MASISA S.A.
Publicly-Traded Corporation

SIGNIFICANT EVENT

Santiago, May 24, 2007

Mr. Superintendent
Superintendency of Securities and Insurance

Dear Sir,

Pursuant to what is laid down in article 9 and the second sub-paragraph of article 10 of Law Nº18.045 and in General Regulation Nº30 of the Superintendency of Securities and Insurance (hereinafter referred to as “SVS”), and duly empowered to such effect, I hereby inform you as a significant event that the board of directors of Masisa S.A. (hereinafter referred to as MASISA) has approved the following:

MASISA currently owns 100% of the Argentine company Forestal Argentina S.A. (hereinafter referred to as FASA), in which it has a 98.68% stake through its Chilean affiliate Forestal Tornagaleones S.A. (hereinafter referred to as FTG) and the remaining 1.32% directly. FASA is a forestry company whose assets mainly consist of approximately 38,000 hectares of pine and eucalyptus plantations, and plantable landholdings in the provinces of Entre Ríos and Corrientes in Argentina.

Today MASISA signed a binding agreement with (i) the Chilean company Los Boldos S.A. (hereinafter referred to as LBSA), belonging to Diversified International Timber Holdings LLC, a US forestry investment company, and with (ii) the Chilean company GrupoNueva S.A. (hereinafter referred to as NUEVA), belonging to Nueva Holding Inc., the parent company of MASISA; for FTG to sell to LBSA and NUEVA, respectively, 90% (80% to LBSA and 10% to NUEVA) of its shareholding in FASA. Moreover, the aforementioned agreement envisages that MASISA will be the direct owner of the remaining 10% and that the three investors will develop FASA together. The mentioned deal is part of an agreement between the three investors to explore joint investments in forest assets.

The price agreed on for FASA considers a financial value of US$107.2 million for its forestry assets.

The aforementioned deal envisages a long-term contract for FASA to supply MASISA with wood.

The final closing of this purchase and sale agreement is subject to normal commercial conditions for these kind of deals, to due diligence, and to the authorization from Argentina's National Border Zone Commission.

This sale of 90% of FASA will result in a net income for MASISA of approximately US$29 million, without accounting for the effects of the realization of equity reserves related to FASA that have been recognized to date by MASISA. MASISA will use the proceeds of this deal to pay off financial debt.

By delivering this information, the board of directors agreed to eliminate the confidential nature of the agreement reached by it on March 28, 2007, and concerning this same issue.

Yours faithfully,

Enrique Cibié Bluth
CEO
Masisa S.A.

Item 1.B Press Release related to the Important Event issued by Masisa S.A. on June 1, 2007:

For further information, please contact:	Investor Relations (56 2) 350 6038 investor.relations@masisa.com Internet: www.masisa.com

PRESS RELEASE

Masisa S.A. agrees to sell 90% of Forestal Argentina S.A. and to create an association with new shareholders
Price of US$107.2 million
Net income of US$29 million

➢	Masisa has signed a binding agreement to sell 90% of its shareholding in Forestal Argentina S.A. (FASA).

➢	As a result of the transaction, with FASA’s assets valued at US$107.2 million, Masisa will book a net income of approximately US$29 million.

➢	FASA has 38,000 hectares of pine and eucalyptus forests and plantable landholdings.

➢
The buyers are the Chilean company Los Boldos S.A., belonging to Diversified International Timber Holdings LLC, a US forestry investment company (80%) and the Chilean company GrupoNueva S.A., the majority shareholder of Masisa (10%).

Santiago, May 30, 2007. - MASISA S.A. (NYSE: MYS) (hereinafter referred to as “Masisa” or “the Company”). Masisa announced today that it signed a binding agreement for the sale of 90% of its shareholding in Forestal Argentina S.A (hereinafter referred to as FASA) to Los Boldos S.A., a company belonging to Diversified International Timber Holdings LLC, a US forestry investment company (80%) and to GrupoNueva S.A. (hereinafter referred to as NUEVA), the majority shareholder of Masisa (10%). Masisa will be the direct owner of the remaining 10% and the three investors will develop FASA together. The deal is part of an agreement between the three investors to explore joint investments in forest assets.

As a result of the transaction, with FASA’s assets valued at US$107.2 million, Masisa will book a net income of approximately US$29 million.

Enrique Cibié, Masisa’s CEO, said "we are enabling the development of new investment projects and increasing access to the fiber that Masisa will need for its future industrial projects. It is essential for us to guarantee and improve the fiber supply conditions for our current and future board plants."

Julio Moura, GrupoNueva's and Masisa's President, said "this deal enables us to boost Masisa’s industrial and forestry growth strategy and to generate value for all the shareholders."

Characteristics of the sale
The deal envisages a long-term contract for FASA to supply Masisa with wood. FASA has 38,000 hectares of pine and eucalyptus plantations and plantable landholdings in the provinces of Entre Ríos and Corrientes in Argentina.

Moreover, FASA’s shareholders have committed themselves to managing FASA’s forest assets pursuant to the Forest Stewardship Council (FSC) standard that guarantees the responsible and sustainable management of the forests and the maintenance of reserves and protected areas. In addition, Masisa will retain the carbon credit rights equivalent to 55,000 tons of carbon dioxide from FASA's forests, which will assist it in meeting its commitment to the Chicago Climate Exchange (CCX) to reduce its carbon emissions by 6% by 2010.

Diversified International Timber Holdings LLC is a US forestry investment company that is advised by Capital Forest Ltda.

About Masisa
Masisa is a leading furniture and interior architecture board production and marketing company in Latin America. It owns forest assets in most of the region, thereby guaranteeing the raw material for its board business. Masisa’s value proposal is to be a reliable brand, and a company close to all its stakeholders, anticipating market needs by means of product and service innovation, and operating responsibly towards society and the environment.

Masisa has 13 production plants in Chile, Argentina, Brazil, Venezuela and Mexico, all of which will have the ISO 14,001 and OHSAS 18,001 certification. Masisa is currently building an MDF plant in Cabrero, Chile that will have a production capacity of 340,000 m3 a year and will be the company’s largest plant in Latin America, mainly for supply to the export market.

Masisa has three other divisions that operate in synergy with its core board division: forestry; solid wood; and retail.

Masisa is a publicly-traded corporation and its shares are traded on the Santiago Stock Exchange, and on the New York Stock Exchange (NYSE: MYS) in the form of ADRs. The company had consolidated net sales of US$886.5 million in 2006.

Forecasts and Estimates

This press release may contain forecasts, which are different statements from historical facts or current conditions, and include the management’s current vision and estimates of future circumstances, industry conditions and the Company’s performance. Some forecasts may be identified by the use of terms such as “may,” “should,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “forecasts” and other similar expressions. Statements about future market share, projected future competitive strengths, the implementation of significant operating and financial strategies, the direction of future operations, and the factors or trends affecting financial conditions, liquidity, or operating income are examples of forecasts. Such statements reflect the current management vision and are subject to various risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. These statements are made based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could lead to the current results of Masisa, and the projected Company activities, to materially differ from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2007

Masisa S.A.

By:	/s/ Patricio Reyes
Patricio Reyes General Counsel